ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

Melissa McDonough

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

March 23, 2022

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 811-22747, 333-183945

Dear Ms. McDonough,

On behalf of the Registrant, and with respect to the DDJ Opportunistic High Yield Fund (the “Fund”), the following is the Registrant’s response to the additional comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided to Davis Graham & Stubbs LLP on March 10, 2022, regarding the Registrant’s responses dated March 2, 2022 (the “Original Response Letter”), to Staff comments provided to Davis Graham & Stubbs LLP on January 31, 2022, regarding the Registrant’s filings on Form N-CSR for the reporting period ended September 30, 2021. The Staff comment is summarized below, followed by the Registrant’s response to the comment.

Staff Comment:

1.	Staff Comment: Please enhance Registrant’s response to Staff Comment 10 in the Original Response Letter to clarify why a balance between the custodian and sub-custodian would result in a balance back to the Fund. Please also discuss whether there is a qualitative or quantitative impact on the Fund’s controls environment.

Registrant’s Response: Union Bank was recently acquired by US Bank, the Fund’s current custodian. The line item discloses a temporary difference for the fiscal year-end between the cash-balance of the accounting agent and the cash-balance confirmed by the Fund’s custodian. The difference disclosed related to loan payments from agent banks that were paid to the Fund’s former custodial account at Union Bank. As of September 30, 2021, the funds were in the process of being transferred to the new US Bank custodial account which settled shortly thereafter. The Registrant disclosed a receivable from the former custodial account as of September 30, 2021.

The impact of this disclosure is qualitative. The presentation is a result of a timing difference due to the custodial conversion. The funds were at all times in the custody of the Registrant.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

March 23, 2022

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/Patrick Rogers
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz

JoAnn Strasser